EXHIBIT 12.1

Consolidated Fixed Charge Computation for
Solectron Corporation
($Millions)

	Year Ended August 31
	2004	2003	2002
Losses:
Net loss	$(168.9)	$(3,462.0)	$(3,110.2)
Discontinued operations (income) loss, net of tax	(82.9)	442.2	39.4
Income tax (benefit) expense	(0.3)	532.1	(449.0)

Loss from continuing operations before income tax (benefit) expense	$(252.1)	$(2,487.7)	$(3,519.8)
Add back: fixed charges	171.0	236.2	272.4

Earnings before fixed charges	(81.1)	(2,251.5)	(3,247.4)

Fixed Charges:
Interest portion of rental expense	$26.8	$29.1	$33.6
Interest expense	144.2	207.1	238.8

	$171.0	$236.2	$272.4

Ratio of earnings to fixed charges
Deficiency of earnings to fixed charges	$(252.1)	$(2,487.7)	$(3,519.8)